Exhibit 99.1

Pembina Pipeline Corporation Provides Notice of Series 1 Preferred Share Conversion Right and Announces Reset Dividend Rates

CALGARY, Alberta--(BUSINESS WIRE)--November 1, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it does not intend to exercise its right to redeem the currently outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 1 ("Series 1 Shares") (TSX: PPL.PR.A) on December 1, 2023.

As a result of the decision not to redeem the Series 1 Shares, and subject to certain terms of the Series 1 Shares, the holders of the Series 1 Shares will have the right to elect to convert all or part of their Series 1 Shares on a one-for-one basis into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 2 of Pembina ("Series 2 Shares") on December 1, 2023 (the "Conversion Date"). Holders who do not exercise their right to convert their Series 1 Shares into Series 2 Shares will retain their Series 1 Shares.

As provided in the terms of the Series 1 Shares: (i) if Pembina determines that there would remain outstanding immediately following the conversion less than 1,000,000 Series 1 Shares, then all remaining Series 1 Shares will be automatically converted into Series 2 Shares on a one-for-one basis effective as of the Conversion Date; or (ii) if Pembina determines that there would be less than 1,000,000 Series 2 Shares outstanding immediately following the conversion, no Series 1 Shares will be converted into Series 2 Shares on the Conversion Date. There are currently 10,000,000 Series 1 Shares outstanding.

With respect to any Series 1 Shares that remain outstanding after the Conversion Date, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate for the Series 1 Shares for the five-year period from and including December 1, 2023, to, but excluding, December 1, 2028, will be 6.525 percent, being equal to the five-year Government of Canada bond yield of 4.055 percent determined as of today plus 2.47 percent, in accordance with the terms of the Series 1 Shares.

With respect to any Series 2 Shares that may be issued on the Conversion Date, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate applicable to the Series 2 Shares for the three-month floating rate period from and including December 1, 2023, to, but excluding, March 1, 2024, will be 7.631 percent, being equal to the annual rate of interest for the most recent auction of 90-day Government of Canada treasury bills of 5.161 percent plus 2.47 percent, in accordance with the terms of the Series 2 Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset on the first day of March, June, September and December in each year.

Beneficial holders of Series 1 Shares who wish to exercise their right of conversion during the conversion period, which runs from November 1, 2023, until 3:00 pm (MT) / 5:00 pm (ET) on November 16, 2023, should communicate as soon as possible with their broker or other intermediary for more information. It is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with the time to complete the necessary steps. Any notices received after this deadline will not be valid.

As previously announced, the dividend payable on December 1, 2023, to holders of the Series 1 Shares of record on November 1, 2023, will be $0.306625 per Series 1 Share. For more information on the terms of the Series 1 Shares and the Series 2 Shares, please see the prospectus supplement dated July 19, 2013, which can be found on SEDAR at www.sedarplus.ca.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to, without limitation, the conversion rights, future dividend rates and payment terms for the Series 1 Shares and the Series 2 Shares. The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and the availability of coverage under Pembina’s insurance policies (including in respect of Pembina’s business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to inflation; ; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk;; and certain other risks and uncertainties detailed in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2022, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com